Mail Stop 6010

								February 1, 2006


Peter R. Sollenne
Chief Executive Officer
IT&E International Group
505 Lomas Santa Fe Drive, Suite 200
Solana Beach, California 92075

	Re:	IT&E International Group
		Revised Schedule 14C filed January 17, 2006
		File No. 0-50095

Dear Mr. Sollenne:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 14C

General

1. We note your response to our previous comment 2. You advised us that Section 4.4(a)(ii) of the Securities Purchase Agreement requires that you to present each of the actions in this Information Statement for shareholder approval which in turn necessitates the filing of this
Information Statement. However, you only mention in Action # 1 that the company will effect the reincorporation pursuant to the Securities
Purchase Agreement and in Action # 4 that the company intends to file the Certificate of Designations pursuant to the Securities Purchase
Agreement. Please clearly state, if true, either in an introductory section or separately in connection with each of the actions in the
Information Statement:

* that the Securities Purchase Agreement required you to seek shareholder approval,
* that you have obtained the required shareholder approval, and
* you must now provide disclosure regarding the actions by mailing this Information Statement at least 20 days before taking these actions.

Action No. 4  Creation of Series D Preferred Stock

2. We note you mention that Appendix F includes historical and pro forma financial statements related to the company and Millennix. Clearly state that these financial statements are a part of the Information Statement. Provide Appendix F and all of the other appendices in full in the revised information statement. The appendices should be bound in with the Information Statement.

*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact Greg Belliston at (202) 551-3861 or me at
(202)
551-3715 with any questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Adam C. Lenain
	Foley & Lardner, LLP
	402 W. Broadway, Suite 2300
	San Diego, California 92101
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Peter R. Sollenne
IT&E International Group
December 29, 2005
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